Exhibit 99.1

NeuroSense Regains Compliance with NASDAQ Minimum Bid Price Rule

CAMBRIDGE, Mass., February 7, 2024 -- NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) (“NeuroSense”), a company developing treatments for severe neurodegenerative diseases, today announced that it has received notice from The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the “Rule”) for continued listing.

To regain compliance with the Rule, the Company’s ordinary shares were required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive business days, which was achieved on February 6, 2024. Therefore, the Nasdaq Listing Qualifications Staff considers the prior bid price deficiency matter now closed.

NeuroSense’s CEO, Alon Ben-Noon said, “Regaining compliance with the Nasdaq minimum bid price listing requirement is an important event as we continue to focus on the advancement of PrimeC following the recently announced positive top-line results from the Phase 2b PARADIGM trial. We are looking forward to reporting results from our collaboration with Biogen in the coming weeks, evaluating the impact of PrimeC on neurofilament levels in participants enrolled in PARADIGM.”

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the timing for release of results from the Company’s strategic collaboration with Biogen. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include unexpected R&D costs or operating expenses, a delay in the reporting of additional results from PARADIGM clinical trial, a delay in the reporting of results from the Company’s strategic collaboration with Biogen, the timing of expected regulatory and business milestones, risks associated with meeting with the FDA to determine the best path forward following the results from PARADIGM clinical trial, including a delay in any such meeting, a delay in patient enrollment for a Phase 2 trial for Alzheimer’s disease or its planned Phase 3 pivotal ALS trial of PrimeC; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the uncertainty regarding outcomes and the timing of current and future clinical trials; timing for reporting data; the development and commercial potential of any product candidates of the company; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2023. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense Therapeutics Ltd. undertakes no duty to update such information except as required under applicable law.

For further information: Email: info@neurosense-tx.com, Tel: +972 (0)9 799 6183